Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ  07430

May 19, 2008

VIA EDGAR AND FAX DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions

Re:	Footstar, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 15, 2008
File No. 001-11681

Ladies and Gentlemen:

Set forth below are the responses of Footstar, Inc. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 16, 2008 with respect to the Revised Preliminary Proxy Statement referenced above.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.  Caption references and page numbers refer to the captions and pages contained in the Revised Preliminary Proxy Statement unless otherwise indicated.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Preliminary Proxy Statement.

General

1.	Please fill in the blanks in your proxy statement, including the date of the meeting. See Item 1 of Schedule 14A.

The Revised Preliminary Proxy Statement has been amended to reflect the Staff’s comment.

May 19, 2008

Item 1. Election of Directors, page 3

2.
We note that your board has adopted a plan of liquidation that provides for the company to submit it for security holder approval in 2009.  In this respect, describe the plan and its adoption.  Also, address the effect of this plan on the term to be served by your current Class II nominees and the Class I directors currently serving a term to end in 2010.  As appropriate, revise your disclosure regarding the reduction in size of your director classes as a result of your adoption of the plan of liquidation.

The Revised Preliminary Proxy Statement has been amended to reflect the Staff’s comment.  Please see page 4.

Appendix A

3.	We reissue comment 9.

[Comment 9 from letter dated May 13, 2008: With respect to your disclosure in this section under the heading “Miscellaneous Information Concerning Participants,” please tell us why you need to qualify your disclosure “to the best of [your] knowledge.”  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifiers.]

The disclosure was qualified “to the best of the Company’s knowledge” because, as of the time of filing the Revised Preliminary Proxy Statement (Amendment No. 1), we had not yet received specific confirmation of these facts from each of the directors and officers of the Company listed as participants in Appendix A.  In the further Revised Preliminary Proxy Statement (Amendment No. 2), we have added “after due inquiry” after each of these qualifiers.

* * *

Please do not hesitate to contact the undersigned at (201) 934-2334 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Maureen Richards

Maureen Richards
Senior Vice President, General Counsel and
Corporate Secretary